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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                                 Amendment No. 4

           RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                         STAR MULTI CARE SERVICES, INC.
                         ------------------------------
                                (Name of Issuer)

       Star Multi Care Services, Inc., Stephen Sternbach and Matthew Solof
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                      (Name of Person (s) Filing Statement)

                          Common Stock, $.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                               CUSIP #855156 30 3
                      -------------------------------------
                      (CUSIP Number of Class of Securities)


Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement

      Stephen Sternbach,                              Lawrence A. Muenz, Esquire
      Chairman of the Board and President             Meritz & Muenz LLP
      Star Multi Care Services, Inc.                  Three Hughes Place
      33 Walt Whitman Road                            Dix Hills, New York 11746
      Suite 302                                       (631) 242-7384
      Huntington Station, NY 11746
      (631) 423-6689

This statement is filed in connection with (check the appropriate box):

a [X] The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e- 3(c)(Section 240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Act").
b [_] The filing of a registration statement under the Securities Act of 1933. c [_] A tender offer.
d [_] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            Calculation of Filing Fee
                            =========================
TRANSACTION VALUATION*                                   AMOUNT OF FILING FEE**
----------------------                                   ----------------------

$2,038,9714                                                      $253.92

* The "Transaction Valuation" amount referred to above is approximately the product of 16,182,309, shares of old common stock to split at a fair market value of $0.126, the cash price per share to be paid for fractional shares of old common stock.

** In accordance with the Securities Act of 1934, as amended, the Filing Fee is determined by multiplying the Transaction Valuation of $96,599 ( as reported in the initial filing on January 23, 2004) by .0000809, and by multiplying the additional Transaction Valuation of $1,942,372 ( as reported in Amendment No. 1) by .00012670.

[_] Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
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ITEM 15.  ADDITIONAL INFORMATION

          (b) On May 25, 2004, at a Special Meeting of Shareholders of Star Multi Care Services, Inc. ("Star"), the holders of a majority of shares of Common Stock entitled to vote at such meeting voted to approve and adopt the "Going Private Transaction" whereby the management of the Star would file an Amendment to the Certificate of Incorporation of Star to effectuate a 1 for 55,000 reverse stock split. Following the effective date of this reverse stock split, Star will pay all shareholders holding fractional shares cash in lieu of such fractional shares at the rate of $.126 for each whole share. The effective date of the reverse stock split was May 28, 2004 and Star notified The Nasdaq Stock Market that on this date, Star's Common Stock should no longer be traded on the OTC Bulletin Board and became eligible for termination of registration under Rules 12g-4 and 12h-3 of the Securities Exchange Act of 1934. On May 28, 2004, Star filed a Certification and Notice of Termination on Form 15 with the Securities and Exchange Commission, terminating its obligations to report under the Securities Exchange Act of 1934.





ITEM 16.  EXHIBITS.

          (1) An Information Statement filed electronically by EDGAR with the Securities and Exchange Commission.

          (2) New York State Dissenters' Rights Statute (BCL Chapter 623) filed as Appendix B to the Information Statement filed electronically by EDGAR with the Securities and Exchange Commission.


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                                    SIGNATURE
                                    ---------

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: June 1, 2004                         STAR MULTI CARE SERVICES, INC.



                                           By: /s/ Stephen Sternbach
                                               --------------------------------
                                               Stephen Sternbach
                                               Chairman of the Board, President
                                               and Chief Executive Officer




Date: June 1, 2004
                                           By: /s/ Stephen Sternbach
                                               --------------------------------
                                               Stephen Sternbach





Date: June 1, 2004
                                           By: /s/ Matthew Solof
                                               --------------------------------
                                               Matthew Solof

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                                  EXHIBIT INDEX
                                  -------------



     (1) An Information Statement filed electronically by EDGAR with the Securities and Exchange Commission.



     (2) New York State Dissenters' Rights Statute (BCL Chapter 623) filed as Appendix B to the Information Statement filed electronically by EDGAR with the Securities and Exchange Commission